SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SinoTech Energy Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

829359108(1)

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 829359108		Schedule 13G

1	Name of Reporting Person Qingzeng Liu

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 67,461,540

	6	Shared Voting Power 0

	7	Sole Dispositive Power 67,461,540

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 67,461,540

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 51.3%

12	Type of Reporting Person IN

CUSIP No. 829359108		Schedule 13G

1	Name of Reporting Person Premium Sino Finance Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 67,461,540

	6	Shared Voting Power 0

	7	Sole Dispositive Power 67,461,540

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 67,461,540

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 51.3%

12	Type of Reporting Person OO

CUSIP No. 829359108	Schedule 13G

Item 1(a).	Name of Issuer: SinoTech Energy Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3/F, No. 19 Ronghua South Road Beijing Economic-Technological Development Area Beijing 100176 People’s Republic of China

Item 2(a).	Name of Person Filing: This Schedule 13G is filed by and on behalf of (a) Qingzeng Liu and (b) Premium Sino Finance Limited.
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
For Qingzeng Liu:
c/o SinoTech Energy Limited

3/F, No. 19 Ronghua South Road
Beijing Economic-Technological Development Area
Beijing 100176
People’s Republic of China

For Premium Sino Finance Limited:
P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola
British Virgin Islands

Item 2(c)	Citizenship: Qingzeng Liu is a citizen of the People’s Republic of China. Premium Sino Finance Limited is a British Virgin Islands company.
Item 2(d).	Title of Class of Securities: Ordinary Shares
Item 2(e).	CUSIP Number: 829359108

CUSIP No. 829359108	Schedule 13G

Item 3.	Statement filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2010.  The percentage amount is based on 131,578,948 Ordinary Shares outstanding as of December 31, 2010, as derived from the Issuer’s corporate records.

			Number of shares as to which the person has:
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Qingzeng Liu	67,461,540	51.3%	67,461,540	0	67,461,540	0
Premium Sino Finance Limited	67,461,540	51.3%	67,461,540	0	67,461,540	0

Premium Sino Finance Limited holds 67,461,540 Ordinary Shares of the Issuer.  Qingzeng Liu is the sole shareholder of Premium Sino Finance Limited. Qingzeng Liu and Premium Sino Finance Limited are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

CUSIP No. 829359108	Schedule 13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

CUSIP No. 829359108	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2011

Qingzeng Liu

/s/Qingzeng Liu
Qingzeng Liu

Premium Sino Finance Limited

By:	/s/Qingzeng Liu
Name: Qingzeng Liu
Title: Director

CUSIP No. 829359108	Schedule 13G

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement